EXHIBIT 99(c)


                                 July ___, 2000

Dear ____:

         I am pleased to enclose for your review a copy of the final prospectus for Indian River Banking Company's offering of up to 300,000 shares of its common stock, at a price of $25 per share. I encourage you to read the entire prospectus thoroughly before deciding whether to invest in our stock.

         Also enclosed is a subscription agreement for your use in subscribing for shares should you decide to do so.

         The offering will continue until September 30, 2000, unless the Board of Directors elects to extend it. The Board can also elect to terminate the offering sooner.

         Please feel free to call me if you have any questions about the offering or an investment in the common stock. On behalf of Indian River and Indian River National Bank, thank you for your interest and support.

                                            Sincerely,